May 28, 2010
DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DWS Enhanced Commodity Strategy Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Western Investment LLC

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact the undersigned at (212) 451-2289 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman